Financial Statements

                            Quanterra, Inc.


                            December 31, 1994 and June 28, 1994
                            with Report of Independent Auditors

                      Quanterra, Inc.

                     Financial Statements


             December 31, 1994 and June 28, 1994





                           Contents

  Report of Independent Auditors............................1

  Audited Financial Statements

  Balance Sheets............................................2
  Statement of Operations.... ..............................4
  Statement of Shareholders' Equity.........................5
  Statement of Cash Flows...................................6
  Notes to Financial Statements.............................7







                Report of Independent Auditors

The Board of Directors
Quanterra, Inc.

We have audited the accompanying balance sheets of Quanterra, Inc. as of December 31, 1994 and June 28, 1994, and the related statements of operations, shareholders equity and cash flows for the six months ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Quanterra, Inc. at December 31, 1994 and June 28, 1994, and the results of its operations and its cash flows for the six months ended December 31, 1994 in conformity with generally accepted accounting principles.

                                                       ERNST & YOUNG LLP

March 28, 1995, except for Note 4, as to which the date is June 28, 1995

                                                                            1
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
                        Quanterra, Inc.

                        Balance Sheets
              (in thousands, except share data)






                                                   December 31,  June 28,
                                                       1994        1994
                                                  -----------   --------
  Assets
  Current assets:
   Cash and cash equivalents                           $ 6,612    $ 1,420
      Accounts receivable and unbilled revenues:
        Accounts receivable, net of allowance for
        uncollectible accounts of $1,679 and
        $1,572 at December 31, 1994 and
        June 28, 1994, respectively                     37,625     28,939
      Unbilled revenues                                  4,423      4,796
                                                       -------    -------
                                                        42,048     33,735
     Prepaid expenses and other assets                   1,266      2,273
     Deferred income taxes                               7,926      2,889
                                                       -------    -------
  Total current assets                                  57,852     40,317

  Deferred income taxes                                    974          -


  Property and equipment - at cost, less
  accumulated depreciation and amortization
  of $56,454 and $57,519 at December 31, 1994
  and June 28, 1994, respectively                       59,428     61,654

  Intangible assets:
    Goodwill                                             8,853      9,238
    Other                                                  645        645
    Less accumulated amortization                       (1,985)    (1,710)
                                                       -------    -------
                                                         7,513      8,173
  Other assets:
     Deferred financing costs, less accumulated
       amortization of $99 at December 31, 1994            893        793
     Property held for sale                                850        850
     Other noncurrent                                    1,216      1,174
                                                       -------    -------
                                                         2,959      2,817
                                                       -------    -------
  Total assets                                        $128,726   $112,961
                                                       =======    =======

                                                  December 31,  June 28,
                                                      1994       1994
                                                    -----------   --------
 Liabilities and shareholders' equity
   Current liabilities:
     Accounts payable                               $ 11,335    $  3,746
     Accounts payable to related parties               3,413       1,390
     Accrued payroll and other accrued expenses        5,645       6,407
     Accrued integration costs                        13,264       2,329
     Current portion of long-term debt                 3,750           -
     Current portion of capital lease obligations         47         270
                                                     -------      ------
 Total current liabilities                            37,454      14,142

   Long-term debt, net of current portion             41,350      36,100
   Capital lease obligations, net of current
       portion                                           706         728
   Deferred income taxes                                   -       1,267

  Commitments and contingencies

  Shareholders' equity:
   Common stock:
     Class A shares, $.01 par value:
       Authorized shares - 1,500
       Issued and outstanding shares - 1,056               -           -
     Class B shares, $.01 par value:
       Authorized shares - 1,500
       Issued and outstanding shares - 1,056               -           -
   Additional paid-in capital                         60,724      60,724
   Accumulated deficit                               (11,508)          -
                                                     -------     -------
Total shareholders  equity                            49,216      60,724
                                                     -------     -------

Total liabilities and shareholders  equity          $128,726    $112,961
                                                     =======     =======

    See accompanying notes.
                                                                              3
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
                      Quanterra, Inc.

                   Statement of Operations
                        (in thousands)

          For the six months ended December 31, 1994



Net revenues                                                    $ 66,758

Cost of sales                                                     49,815
                                                                 -------
   Gross profit                                                   16,943

Selling, general and administrative                               13,422
Integration costs                                                 20,878
                                                                 -------
   Loss from operations                                          (17,357)

Interest expense                                                   1,429
                                                                 -------
   Loss before income tax benefit                                (18,786)

Income tax benefit                                                 7,278
                                                                 -------
Net loss                                                        $(11,508)
                                                                 =======


  See accompanying notes.
                                                                             4
PAGE

                      Quanterra, Inc.

              Statement of Shareholders  Equity
              (in thousands, except share data)

          For the six months ended December 31, 1994




                           Class A                Class B                Additional
                           Common                  Common                Paid-in        Accumulated
                           Shares       Amount     Shares     Amount     Capital          Deficit        Total
- ----------------------------------------------------------------------------------------------------------------------

Balance at June 28, 1994   1,056      $      -      1,056    $     -       $60,724       $      -       $60,724

Net loss                       -             -          -          -             -        (11,508)      (11,508)
- ----------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1994 1,056      $      -      1,056    $     -       $60,724       $(11,508)      $49,216

=====================================================================================================================


  See accompanying notes.
                                                                            5
PAGE

                       Quanterra, Inc.

                   Statement of Cash Flows
                        (in thousands)

          For the six months ended December 31, 1994



Operating activities
- --------------------
Net loss                                                               $(11,508)
Adjustments to reconcile net loss to net cash
  provided by operating activities:
    Depreciation and amortization                                         4,954
    Write-off of property and equipment against
      integration costs                                                   2,883
    Write-off of goodwill                                                   366
    Changes in operating assets and liabilities:
      Deferred income taxes                                              (7,278)
      Accounts receivable                                                (8,686)
      Unbilled revenues                                                     373
      Prepaid expenses and other assets                                   1,007
      Deferred financing costs                                             (199)
      Other assets                                                          (42)
      Accounts payable                                                    7,589
      Accounts payable to related parties                                 2,023
      Accrued payroll and other accrued expenses                           (762)
      Integration costs accrual                                          10,935
                                                                        -------
Net cash provided by operating activities                                 1,655

Investing activities
- --------------------
Purchase of property and equipment                                       (5,218)
                                                                        -------
Net cash used in investing activities                                    (5,218)

Financing activities
- --------------------
Principal payments under capital lease
  obligations                                                              (245)
Borrowings on long-term debt                                              9,000
                                                                        -------
Net cash provided by financing activities                                 8,755
                                                                        -------
Net increase in cash and cash equivalents                                 5,192
Cash and cash equivalents at beginning of period                          1,420
                                                                        -------
Cash and cash equivalents at end of period                              $ 6,612
                                                                        =======
Supplemental disclosure of cash flow information:
  Cash paid during the year for interest                                $   805



    See accompanying notes.
                                                                             6
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
                      Quanterra, Inc.

                Notes to Financial Statements

                      December 31, 1994


1. Significant Accounting Policies
   -------------------------------

  Quanterra, Inc. (the Company) was formed under the laws of the state of Delaware on June 28, 1994, upon the combination of Enseco Incorporated (Enseco), a division of MetPath, Inc. (MetPath), itself a subsidiary of Corning Inc., and International Technology Analytical Services
  (ITAS), a division of International Technology Corporation (ITC).
  Metpath and ITC each own 50% of the voting stock. Quanterra provides environmental analytical services, consisting primarily of laboratory tests, to a variety of customers in the business of environmental testing and cleanup.

  Basis of Accounting
  -------------------

  The assets and liabilities contributed by Enseco and ITC were recorded at historical cost as reflected on the accounts of the respective entities prior to formation of the Company.

  Revenue Recognition
  -------------------

  The Company recognizes income on the accrual basis. As professional services are performed, revenues relating thereto are accrued. On a current basis, provision for losses is made for any costs and expenses in excess of billable revenues.

  Unbilled revenues represent amounts earned but not yet billable under the terms of the agreements with customers.

  Credit Risk
  -----------

  Credit is extended based on an evaluation of the customer's financial condition, and collateral is generally not required. The Company's customers consist primarily of companies in the environmental consulting industry, agencies of the United States government and oil and gas companies, representing 65%, 8% and 11% of the total accounts receivable balance at December 31, 1994, respectively. The customers are located throughout the United States.

  Statement of Cash Flows
  -----------------------

  For purposes of the statement of cash flows, the Company considers cash and cash equivalents with a maturity of three months or less to be cash.

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                      Quanterra, Inc.

          Notes to Financial Statements (continued)




1.   Significant Accounting Policies (continued)
     -------------------------------

  Accounting Period
  -----------------

  The Company s year end is the 52- or 53-week period ending on the Sunday closest to December 31. The period reported upon as the six-month period ended December 31, 1994 effectively ended on January 1, 1995.

  Property and Equipment
  ----------------------

  For financial reporting purposes, depreciation and amortization are provided using the straight-line method over the following estimated useful lives:


  Buildings and improvements                18 to 30 years
  Leasehold improvements                    15 to 28 years
  Furniture and fixtures                     5 to 10 years
  Machinery and equipment                    7 to 8 years
  Vehicles and other                         3 to 5 years


  Intangible Assets
  -----------------

  The Company's intangible assets consist of goodwill, resulting from cost in excess of net assets of acquired businesses, and other intangible assets, arising principally from acquisitions. Goodwill and other intangible assets are amortized on a straight-line basis over 20 and 8 years, respectively.

   Income Taxes
   ------------

  The Company accounts for income taxes under the provisions of Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes ( SFAS No. 109 ), which requires that the Company account for income taxes using the liability method. Under SFAS No. 109, deferred income taxes are provided for temporary differences in recognizing certain income and expense items for financial reporting and tax reporting purposes.

  Reclassifications
  -----------------

  Certain reclassifications of June 28, 1994 amounts have been made to conform with the December 31, 1994 presentation.

                           Quanterra, Inc.

                Notes to Financial Statements (continued)




2.   Property and Equipment
     ----------------------

  A summary of property and equipment follows (in thousands):


                                                   December 31,    June 28,
                                                       1994          1994
                                                   ------------    --------

At cost:
  Land                                               $ 1,968        $ 1,968
  Buildings and improvements                          32,490         32,437
  Machinery and equipment                             60,963         62,562
  Machinery and equipment under capital leases         1,727          1,727
  Furniture and fixtures                               2,943          4,018
  Leasehold improvements                               4,898          8,068
  Vehicles and other                                     411            418
  Construction in progress                            10,482          7,975
                                                     -------        -------
                                                     115,882        119,173
  Less accumulated amortization                      (56,454)       (57,519)
                                                     -------       --------
                                                    $ 59,428       $ 61,654
                                                     =======        =======

  3. Income Taxes

  Benefit for federal and state income taxes for the six months ended December 31, 1994 is as follows (in thousands):


    Deferred:
      Federal                                                        $6,126
      State                                                           1,152
                                                                      -----
                                                                     $7,278
                                                                      =====

  The Company's effective tax rate differs from the federal statutory rate of 34 percent as a result of state taxes and the nondeductibility of certain expenses.

                             Quanterra, Inc.

                   Notes to Financial Statements (continued)




3. Income Taxes (continued)
   ------------

Significant components of the Company s deferred tax assets and liabilities as of December 31, 1994 and June 28, 1994 are as follows (in thousands):

                                                   December 31,  June 28,
                                                       1994        1994
                                                   -----------   --------
Deferred tax assets:
  Accrued integration costs                        $  6,341     $  2,084
  Net operating loss carryforwards                    1,783            -
  Accrued vacation and payroll expenses               2,380        1,708
  Allowance for uncollectible accounts receivable       636          623
  Other                                                 385           70
                                                    -------       ------
Total deferred tax assets                          $ 11,525      $ 4,485
                                                    =======       ======


Deferred tax liabilities:
  Accelerated depreciation                         $  2,241     $ 2,473
  Software development costs                            384         390
                                                    -------      ------
Total deferred tax liabilities                     $  2,625     $ 2,863
                                                    =======      ======

At December 31, 1994, the Company has net operating loss carryforwards of $4,845,000 which are available to offset future taxable income. These carryforwards,which are expected to be fully utilized, expire in the year 2009.

4. Long-Term Debt
   --------------

On June 28, 1994, the Company signed a Credit Agreement with a financial institution allowing the Company to obtain credit in the aggregate principal amount of up to $60,000,000, in the forms of a term advance, working capital advances and letters of credit. At December 31, 1994, the outstanding balance on the loan was $45,100,000, which represented a term advance of $30,000,000 that cannot be borrowed again once repaid and a working capital advance of $15,100,000. The Company must repay outstanding balances under the term advance through quarterly payments of $1,875,000 beginning in September 1995. Mandatory prepayments and working capital advance commitment reductions may be required at the end of each calendar year based on cash flows in excess of a projection agreed upon by the Company and the financial institution. All outstanding amounts become due on the termination date of the agreement, June 28, 1999.

                                                                          10
PAGE

                                Quanterra, Inc.

4. Long-Term Debt (continued)
   --------------

Working capital advances constitute a revolving credit agreement whereby advances are made to the Company based on eligible receivables, as defined, through June 28, 1999, not to exceed $30,000,000. At December 31, 1994, $15,100,000 has been excluded from current liabilities because the Company intends that at least that amount would remain outstanding under this agreement for an uninterrupted period extending beyond one year from December 31, 1994.

Interest is payable quarterly and is calculated as either:

   1. The higher of the following rates plus 0% to .75% depending on the performance level of the Company based on certain ratios:

      -  the financial institution's base rate;

      - a formula based on a three-week moving average of rates for three-month certificates of deposit, the daily percentages specified during such three-week period by the Federal Reserve System for determining the maximum reserve requirement, and the average during such three-week period of rates estimated for determining the amount payable to the Federal Deposit Insurance Corporation for insuring deposits of the financial institution;

       -  1/2 of 1% above the Federal Funds rate; or

   2. The rate obtained by dividing the rate at which deposits of similar amount and time period are offered by a financial institution in London, United Kingdom by a percentage equal to 100% minus the reserve percentage issued by the Federal Reserve System for determining the maximum reserve requirement for financial institutions in New York City with respect to liabilities or assets, plus .75% to 1.75% depending on the performance level of the Company based on certain ratios.

The effective interest rate at December 31, 1994 was 6.724%.

Substantially all assets of the Company are pledged as collateral on the loan. Additionally, the financial institution has the right to require the shareholders of the Company to make capital contributions to the Company if the Company violates certain financial covenants. On a quarterly basis, the Company must pay a commitment fee of 3/8 of 1% per annum on unused credit facilities. At December 31, 1994, the Company

                         Quanterra, Inc.

4. Long-Term Debt (continued)
   --------------

had available unused credit facilities of $14,900,000 for purposes of working capital advances and letters of credit.

The Company is required to meet various financial and nonfinancial covenants under the credit agreement, including a maximum leverage ratio which decreases periodically over the term of the agreement and a minimum net worth, minimum cash flow and minimum interest coverage ratio, each of which increase periodically over the term of the agreement.

Subsequent to year end, the Company amended its Credit Agreement whereby its shareholders made capital contributions totaling $5 million which were applied to outstanding term advance principal repayment installments in direct order of maturity. Among the items amended were the elimination of the maximum leverage and minimum cash flow ratios, the modification of the minimum net worth and minimum interest coverage ratios and the payment of an amendment fee equal to 1/8 of one percent of the aggregate commitment. The amendment is effective through March 31, 1996, when all conditions and covenants revert back to the original terms of the Credit Agreement.

Based on the outstanding loan balance at December 31, 1994, aggregate maturities of long-term debt are as follows (in thousands):


  1995                                                $ 3,750
  1996                                                  7,500
  1997                                                  7,500
  1998                                                  7,500
  1999                                                 18,850
                                                       ------
                                                      $45,100
                                                       ======

                                 Quanterra, Inc.

                        Notes to Financial Statements (continued)




5. Lease Commitments
   -----------------

The Company occupies premises under leases expiring at various dates through 2004, and leases equipment under noncancelable operating and capital leases expiring at various dates through 2004. Future minimum payments, by year and in the aggregate, under the capital leases and noncancelable operating leases with initial or remaining terms of one year or more consisted of the following at December 31, 1994 (in thousands):



                                                          Capital   Operating
                                                           Leases    Leases
                                                           --------  ---------
  1995                                                    $   201   $  6,112
  1996                                                        160      4,593
  1997                                                        165      3,200
  1998                                                        170      2,069
  1999                                                        175      1,564
  Thereafter                                                  950      3,048
                                                           -------   -------
  Total minimum lease payments                              1,821    $20,586
                                                                    =======
  Less amounts representing interest                        1,068
                                                           ------
  Present value of net minimum lease
  payments                                                $   753
                                                           ======


The Company leases certain facilities and equipment from related parties with annual operating lease payments of approximately $522,000 terminating in 1999, which are included in the above operating lease commitment schedule.
The Company incurred lease expense of approximately $4,068,000 in 1994. In addition, the Company leases certain property to related parties (see Note 8).

6. Shareholders' Equity
   --------------------

On June 28, 1994, the Company entered into a Shareholders' Agreement with its shareholders, MetPath and ITC, which defined the terms of the organization of the Company, of its financing and of the sales and transfers of its shares. As required by the agreement, the Company issued 1,056 shares of Class A Voting Common Stock, par value $.01, to MetPath and 1,056 shares of Class B Voting Common Stock, par value $.01, to ITC in consideration for the transfer of net assets of Enseco and ITAS, respectively. The two classes of common stock have equal voting rights.

                                                                          13
PAGE

                                Quanterra, Inc.

6. Shareholders' Equity (continued)
   --------------------

Under the same agreement, the Company is obligated to issue to MetPath and ITC one additional share of common stock for each $11,261 or portion thereof that MetPath or ITC may contribute to the Company up to a maximum of 444 shares each. The shareholders are prohibited from pledging, encumbering, selling or otherwise transferring any shares of the Company during the three-year period ending June 28, 1997. The Shareholders' Agreement will remain in effect until liquidation or dissolution of the Company or until such time that MetPath and ITC in the aggregate own less than 40% of the outstanding common stock of the Company.

Dividends may be declared and paid to shareholders in cash, property or stock of the Company. No dividends may be declared or paid on Class B common stock until an aggregate amount of cash dividends has been declared and paid on the Class A common stock equal to $4,000,000. Additionally, to the extent that a total of $4,000,000 of cash dividends has not been paid to holders of Class A common stock by June 28, 1997, interest must first be paid to the Class A common shareholders on the difference between $4,000,000 and the amount paid as of June 28, 1997, before dividends may be declared or paid on Class B common stock.

7. Integration Costs
   -----------------

In July 1994, the Company recorded an integration cost of $20,878,000 in order to effectively and efficiently consolidate the two merging companies, Enseco and ITAS. Included in the charges are the expected costs of employee separations, facility consolidations, asset retirements, relocations and related costs.

During 1994 the Company charged $9,431,000 to the integration accrual, which included employee termination costs and costs related to the closing of plant locations. Other operations were consolidated where appropriate. The Company anticipates remaining consolidation steps to be completed in 1995.

8. Related Party Transactions
   --------------------------

The Company utilizes certain services provided by its shareholders, Metpath, a subsidiary of Corning, Inc. ("Corning and subsidiary") and ITC. Certain services include, but are not limited to utilization of shareholders' employees, use of nationwide phone contracts and reimbursement of health and retirement plan payments made by the shareholders on behalf of the Company. Amounts outstanding and included in related party accounts payable to Corning and subsidiary were $2,384,000 and $1,390,000 at December 31,

                             Quanterra, Inc.

8. Related Party Transactions (continued)
   --------------------------

1994 and June 28, 1994, respectively. Amounts outstanding and included in related party accounts payable to ITC were $1,029,000 at December 31, 1994.
In addition, the Company provides certain environmental analytical services for ITC. The Company recognized revenues of $4,545,000 for the six months ended December 31, 1994 from ITC. Amounts outstanding from ITC and included in accounts receivable at December 31, 1994 were $4,852,473.

During 1994 the Company entered into an agreement whereby it will lease its Somerset, New Jersey facility to ITC. The lease will commence in April 1995 and will terminate in March 2005. ITC will make monthly rental payments of $23,667 through February 2000 and $31,667 thereafter through March 2005.

MetPath and ITC agreed to provide certain administrative and support services to the Company in return for full compensation by the Company.

9. Litigation and Contingencies
   ----------------------------

The Company from time to time is subject to routine litigation incidental to its business. The Company believes that the results of any pending legal proceedings will not have a material adverse effect on the financial condition of the Company.

                                                                         15
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